UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 19 July 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors:
C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, T P Goodlace, A R Hill
≠
, R P Menell,
D M J Ncube, S P Reid^, G M Wilson
^Australian, †British,
≠
Canadian,
#
Ghanaian, ** Executive Director
Company Secretary
: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel          +27 11 562 9775
Mobile     +27 82 312 8692
email
 Avishkar Nagaser@
 goldfields.co.za

Thomas Mengel
Tel
+27 11 562 9849
Mobile      +27 82 315 2832
email
Thomas.Mengel@
goldfields.co.za

Media Enquiries

Sven Lunsche
Tel         +27 11 562 9763
Mobile    +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
Trading statement for six months to 30 June 2016

Johannesburg, 19 July 2016: Gold Fields Limited (Gold Fields) (JSE,
NYSE: GFI) advises that earnings per share (EPS) for the six months ended 30 June 2016 (H1 2016) are expected to be 1,400% (US$0.14)
higher than the US$0.00 per share reported for the six months ended
30 June 2015 (H1 2015), at US$0.14 per share. Headline earnings per share (HEPS) for H1 2016 are expected to be 1,500% (US$0.15)
higher than the US$0.01 per share reported for H1 2015, at US$0.16 per share.

In addition, normalised earnings for the period are expected to be
1,200% (US$0.12) higher than the US$0.01 per share reported for H1
2015 at US$0.13 per share.

The increases in EPS, HEPS and normalised earnings are primarily driven by an increase in the US$ gold price (3% YoY) and lower net operating costs in local currencies as well as the impact of converting these costs at weaker exchange rates. In H1 2016, the A$ was 5%
weaker YoY and the rand was 29% weaker YoY, against the US$.

Attributable gold equivalent production for Q2 2016 is expected to be
529koz (Q1 2016: 515koz), with all-in sustaining costs (AISC) of
US$1,023/oz (Q1 2016: US$961/oz) and all-in costs (AIC) of
US$1,061/oz (Q1 2016: US$986/oz).

For H1 2016, attributable gold equivalent production is expected to be
1,044koz (H1 2015: 1,036koz), with AISC of US$992/oz (H1 2015:
US$1,083/oz) and AIC of US$1,024/oz (H1 2015: US$1,108/oz).

The forecast financial information on which this trading statement is based has not been reviewed, and reported on, by the Company’s external auditors.

Gold Fields will release H1 2016 financial results on Thursday, 18
August 2016.
Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692

Email :
Avishkar.Nagaser@goldfields.co.za
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 82 315 2832
Email:
Thomas.Mengel@goldfields.co.za
Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.co.za
ends
Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral Reserves total 532 million pounds and Mineral Resources
5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE)
and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 19 July 2016
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer